SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered at the Conservatory of the Commercial Registry of Lisbon under no. 3602 / 940706
Collective Person no. 503 215 058

CONVOCATION

As required by law and the company’s articles of association, I hereby call the shareholders of Portugal Telecom, SGPS, S.A. to be present at a General Meeting, to be held at the company’s registered office at its Forum Telecom premises in Avenida Fontes Pereira de Melo, 40, Lisbon, at 15.00 on 2 April 2004 with the following agenda:

AGENDA

1.	Resolution on the management report, balance sheet and accounts for 2003;

2.	Resolution on the consolidated management report, balance sheet and accounts for 2003;

3.	Resolution on the proposal for the appropriation of net income and allocation of reserves;

4.	Resolution on a general appraisal of the company’s management and inspection;

5.	Resolution on the ratification of the co-option of directors;

6.	Resolution on the acquisition and alienation of the company’s own shares, including the acquisition associated with the share buy back programme;

7.

Resolution on an eventual reduction of share capital of up to Euro 125,428,500, for the purpose of releasing excess capital connected with the share buy back programme, by cancelling up to 125,428,500 own shares acquired or to be acquired, as well as on connected reserves, and on the effects of the reduction on the issues of convertible bonds issued by the company and amendment of the company’s articles of association subsequent to the reduction resolution (article 4 of the company’s articles of association);

8.

Resolution, pursuant to article 8, no. 4 of the articles of association, on the applicable parameters in respect of the eventual issue of bonds convertible into shares pursuant to a resolution which may be passed by the board of directors, in addition to the issues of bonds convertible into shares already performed by the company;

9.

Resolution on the suppression of the pre-emptive rights of shareholders in subscribing for any eventual issue of convertible bonds referred to in item 8 of this agenda which may be realised pursuant to a resolution of the board of directors.

10.

Resolution on the issuance of bonds and other types of securities, of whatever nature, by the board of directors and, notably, on the determination of the amount pursuant to the terms of no. 3 of article 8 and sub-paragraph e) of no. 1 of article 15 of the articles of association.

11.	Resolution on the acquisition and alienation of own bonds and other securities;

The proposals to be submitted to the general meeting by the board of directors, the accompanying reports as required by law and other items of preparatory information, including, since the date of convocation, the full wording of the proposed statutory alteration, shall be available for consultation by shareholders, at the company’s registered office within the lawfully appointed period.

If the meeting is not able to pass a resolution on item seven of the agenda, owing to the absence of quorum in terms of the required share capital, I hereby call shareholders to be present at a second meeting, to be held at the same location, at 15.00 on 19 April 2004.

Article 13 of the articles of association of Portugal Telecom, SGPS S.A, on participation in and the exercising of voting rights at general meetings is set out below:

“Article 13

1.	Only shareholders with voting rights may attend general meetings.

2.

Shareholders intending to be present at a general meeting must, no later than fifteen days prior to the respective meeting, certify that their shares have been entered in a book-entry account, in addition to producing the declaration referred to in number twelve, within the same period.

3.

Holders of registered shares, when lawfully permitted and when intending to participate in a general meeting, must have all of their shares registered in their name in the company’s book-entry share account, no later than fifteen days prior to the date scheduled for the meeting, or certify the respective depositing thereof with a financial intermediary, up until the same date, and which shall be legally acceptable in lieu of such a registration, in addition to producing the declaration referred to in number twelve within the same period.

4.	For the purposes of the dispositions of numbers two and three, the shares must remain entered or registered in the shareholder’s name, at least up until the time of the closing of the general meeting.

5.	Each Euro 500 (five hundred euros) of share capital is entitled to one vote.

6.

Shareholders having less than the amount of share capital required to make up the amount referred to in the preceding number may form groups for, in conjunction, arranging to be represented by one of the group’s members in order to make up the number of shares required to exercise their voting entitlement.

7.

Votes cast by ordinary shareholders, either on their own account or by representatives, either in their own name or as the representative of another shareholder, when exceeding ten per cent of the company’s total voting stock, shall not be counted.

8.

For the purposes of this article, shares held by persons in the situation referred to in article 20 of the Securities Code shall be considered to belong to the shareholder, with the limit on each person covered being proportional to the number of votes cast.

9.	The limitation set out in number seven applies to all resolutions, even those which require a qualified majority.

10.	In cases of the joint ownership of shares, only the common representative or a representative thereof, may participate in general meetings.

11.	The limitations set out in the preceding numbers apply to usufructs and collateral creditors of the shares.

12.	Shareholders shall produce a declaration to the effect that the situation referred to in number eight does not apply to them.

13.

Pursuant to ADR (American Depository Receipts) or GDR (Global Depository Receipts) programmes involving the company’s shares, holders of ADRs or GDRs shall be considered as shareholders, in accordance with the following number, and the entity in whose name the shares have been entered as merely the representatives thereof.

14.	Pursuant to the terms of the preceding number:

(a)

The dispositions of article 385 of the Commercial Companies Code which apply to the representative, shall apply to the entity in whose name the shares used as the basis for the issue of ADR or GDR programmes have been entered;

(b)

The legally or statutorily established limitation on the counting of votes shall apply to the votes cast on behalf of each holder of ADRs or GDRs, who/which shall be subject to the dispositions of number eight and the dispositions set out in article twelve.

15.

The limitation on the counting of the votes cast by one entity on behalf of another does not apply to entities in whose name the shares of the company used as a basis for ADR or GDR programmes have been entered.

16.	For the purpose of participating in and voting at a general meeting, holders of ADRs and GDRs must comply with the terms of this article”.

Shareholders with voting rights in conformity with the terms referred to above may, pursuant to article 22 of the Securities Code, vote by correspondence in the form of a statement signed by the shareholders and unequivocally specifying their vote in respect of each of the items on the agenda of the meeting. The company has voting forms for the use of its shareholders at its registered office and they may also be sent by e-mail or obtained from the company’s Internet site at www.telecom.pt

Voting statements must be accompanied by a legible photocopy of the shareholder's identity card and, if the shareholder is a collective body, must be signed by the person representing it and the signature notarised in such a capacity.

The voting statements, accompanied by the elements referred to in the above paragraph, must be placed inside a sealed envelope and addressed to the chairman of the general meeting of Portugal Telecom, SGPS, S.A. and delivered by hand to the company’s registered office in Avenida Fontes Pereira de Melo 40, Lisbon, or received therein by registered mail no later than 26 March 2004.

Shareholders may also request the content of the proposals available for consultation by shareholders, by sending a registered letter accompanied by the referred to elements, addressed to the company secretary and which must be received at the company’s registered office no later than 18 March 2004.

Shareholders may arrange to be represented at a general meeting, in conformity with the contents of article 380 of the Commercial Companies Code, with a signed letter addressed to the chairman of the general meeting being considered sufficient as an instrument of representation.

The shareholders’ letters of representation, referred to in the preceding paragraph, in addition to the letters of shareholders which are also collective persons, announcing the name of their representatives and the instruments of shareholder groupings, must be addressed to the chairman of the general meeting, containing this information and sent to Avenida Fontes Pereira de Melo 40, 11° Lisbon for the attention of the company secretary to be received no later than 17.00 (seventeen hundred hours) on the antepenultimate working day prior to the date scheduled for the general meeting.

Lisbon, 29 January 2004

Chairman of General Meeting,

______________________________________________
Armando Manuel Marques Guedes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.